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                                                                     EXHIBIT (m)




                                          CONTACT: Eugene Melnyk
                                                   Chairman of the Board
                                                   Robert Podruzny
                                                   President
                                                   Kenneth Howling
                                                   Chief Financial Officer
                                                   (416) 285-6000


FOR IMMEDIATE RELEASE:

          *BIOVAIL ANNOUNCES OFFER TO PURCHASE ALL OF THE OUSTANDING 7% CONVERTIBLE SUBORDINATED DEBENTURES OF BIOVAIL TECHNOLOGIES
                    LTD. (FORMERLY FUISZ TECHNOLOGIES LTD.)*

     TORONTO, CANADA, November 17, 1999--Biovail Corporation International (NYSE, TSE: BVF) announced today that its wholly owned subsidiary Biovail Technologies Ltd. (formerly Fuisz Technologies Ltd.) has commenced an offer to purchase for cash all of its outstanding 7% Convertible Subordinated Debentures due 2004 at 100% of the principal amount thereof, plus accrued and unpaid interest up to but excluding the repurchase date. The offer is being made pursuant to the terms of the indenture governing the debentures and is scheduled to expire on December 16, 1999. The Bank of New York is acting as depository for the offer.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

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                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499